Mail Stop 4561
	 								March 16, 2006

VIA U.S. MAIL AND FAX (410) 427-8822

Mr. Robert O. Stephenson
Chief Financial Officer
Omega Healthcare Investors, Inc.
9690 Deereco Road, Suite 100
Timonium, MD  21093

      Re:	Omega Healthcare Investors, Inc.
      	Form 10-K for the year ended December 31, 2004
      	Filed February 17, 2006
      File No. 1-11316

Dear Mr. Stephenson:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 4 - Properties, page F-14

Assets Sold or Held for Sale, page F-16

1. Please explain to us the events and circumstances leading to the recognition of a loss on the sale of the four skilled nursing facilities to Alden Management Services, Inc., in June 2005. Please tell us when the assets were considered held for sale and how you calculated the fair value at that point. If the assets were classified as held for use until the second quarter, please tell us why you did not test them for recoverability prior to the sale as it appears they would have met the criterion for testing in paragraph 8(f) of SFAS 144

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Robert O. Stephenson
Omega Healthcare Investors, Inc.
March 16, 2006
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